UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Ratification of Stock Option Grant

On February 22, 2019, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to grant stock options to the individuals listed below as part of their compensation in order to align the interests of the Company’s management and shareholders in increasing the value of the company. This resolution will be submitted for shareholder approval at the annual general meeting of shareholders to be held on March 26, 2019.

1.	Recipients : Ha, Seong Ho / Ha, Hyung Il / Park, Jin Hyo / Yoon, Poong Young

Recipients	Title	Number of Shares
Ha, Seong Ho	Head of Corporate Relation Center	1,369
Ha, Hyoung Il	Head of Corporate Development Center	1,564
Park, Jin Hyo	Head of ICT R&D Center	1,300
Yoon, Poong Young	Head of Corporate Center	1,244

2.	Share Type : Common Share (treasury shares), balance settlement

3.	Grant Date : February 22, 2019

4.	Total Number of Shares : 5,477 shares

5.	Exercise Period : February 23, 2021 ~ February 22, 2024

6.

Exercise Price : Won 265,260. This price is calculated as the arithmetic mean of the volume weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

7.	Other Noteworthy Matters

a.

The exercise price and the number of shares to be granted may be adjusted pursuant to the stock option grant agreement or by the resolution by the board of directors, if there is a capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the Grant Date

b.	Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: February 25, 2019

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